Exhibit 99.10

Information concerning mine safety violations or other regulatory matters required by

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The following table reflects citations, orders and notices issued to us by the United States Mine Safety and Health Administration (the “MSHA”) for the year ended December 31, 2025 (the “Reporting Period”) and contains certain additional information as required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, including information regarding mining-related fatalities, proposed assessments from the MSHA and legal actions (“Legal Actions”) before the United States Federal Mine Safety and Health Review Commission (“FMSHRC”), an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the United States Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006 (the “Act”).

Included below is the information required by Section 1503(a) with respect to our facilities at Aurora, North Carolina (MSHA Identification Number 31-00212) (“Aurora”) and White Springs, Florida (MSHA Identification Number 08-00798) (“White Springs”) for the Reporting Period(1):

		Aurora	White Springs
(a)	the total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under Section 104 of the Act for which a citation was received from the MSHA	0	12
(b)	the total number of orders issued under Section 104(b) of the Act	0	1
(c)	the total number of citations and orders for unwarrantable failure of the Company to comply with mandatory health or safety standards under Section 104(d) of the Act	0	0
(d)	the total number of flagrant violations under Section 110(b)(2) of the Act	0	0
(e)	the total number of imminent danger orders issued under Section 107(a) of the Act	0	1
(f)	the total dollar value of proposed assessments from the MSHA under the Act	$698	$64,265
(g)	the total number of mining-related fatalities	0	0
(h)	received written notice from the MSHA of a pattern of violations under Section 104(e) of the Act	0	0
(i)	received written notice from the MSHA of potential to have a pattern of violations under Section 104(e) of the Act	0	0
(j)	the total number of Legal Actions pending as of the last day of the Reporting Period	0	1
(k)	Legal Actions instituted during the Reporting Period	0	1
(l)	Legal Actions resolved during the Reporting Period	0	0

(1)	The number of violations and orders as well as amounts included in the total dollar value of proposed assessments are as posted on the MSHA data retrieval system as of January 26, 2026.